COMMENTS RECEIVED ON MAY 11, 2015

FROM EDWARD BARTZ

FIDELITY ABERDEEN STREET TRUST (File Nos. 033-43529 and 811-06440)

Fidelity Advisor Freedom 2005 Fund, Fidelity Advisor Freedom 2010 Fund, Fidelity Advisor Freedom 2015, Fidelity Advisor Freedom 2020 Fund, Fidelity Advisor Freedom 2025 Fund, Fidelity Advisor Freedom 2030 Fund, Fidelity Advisor Freedom 2035 Fund, Fidelity Advisor Freedom 2040 Fund, Fidelity Advisor Freedom 2045 Fund, Fidelity Advisor Freedom 2050 Fund, Fidelity Advisor Freedom 2055 Fund, Fidelity Advisor Freedom 2060 Fund, Fidelity Advisor Freedom Income Fund, Fidelity Freedom 2005 Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2015 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2025 Fund, Fidelity Freedom 2030 Fund, Fidelity Freedom 2035 Fund, Fidelity Freedom 2040 Fund, Fidelity Freedom 2045 Fund, Fidelity Freedom 2050 Fund, Fidelity Freedom 2055 Fund, Fidelity Freedom 2060 Fund, Fidelity Freedom Income Fund, Fidelity Freedom K 2005 Fund, Fidelity Freedom K 2010 Fund, Fidelity Freedom K 2015 Fund, Fidelity Freedom K 2020 Fund, Fidelity Freedom K 2025 Fund, Fidelity Freedom K 2030 Fund, Fidelity Freedom K 2035 Fund, Fidelity Freedom K 2040 Fund, Fidelity Freedom K 2045 Fund, Fidelity Freedom K 2050 Fund, Fidelity Freedom K 2055 Fund,
Fidelity Freedom K 2060 Fund

POST-EFFECTIVE AMENDMENT NO. 68

FIDELITY BOYLSTON STREET TRUST (File Nos. 002-76309 and 811-03407)

Strategic Advisers Multi-Manager 2005 Fund, Strategic Advisers Multi-Manager 2010 Fund, Strategic Advisers Multi-Manager 2015 Fund, Strategic Advisers Multi-Manager 2020 Fund, Strategic Advisers Multi-Manager 2025 Fund, Strategic Advisers Multi-Manager 2030 Fund, Strategic Advisers Multi-Manager 2035 Fund, Strategic Advisers Multi-Manager 2040 Fund, Strategic Advisers Multi-Manager 2045 Fund, Strategic Advisers Multi-Manager 2050 Fund, Strategic Advisers Multi-Manager 2055 Fund, Strategic Advisers Multi-Manager 2060 Fund,
Strategic Advisers Multi-Manager Income Fund

POST-EFFECTIVE AMENDMENT NO. 52

1. All funds

"Investment Policies and Limitations" (SAIs)

C: The Staff requests that we disclose later in the registration statement that if a fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement. In addition, the Staff requests that we disclose that when the fund is a protection buyer in a default credit swap, it will segregate assets equal to the total amount of required premium payments plus prepayment penalties.

R: We confirm that, if a fund holds any credit default swaps in its portfolio, it would expect at this time to segregate assets equal to the full notional amount of each transaction. In addition, we confirm that, if the fund is a protection buyer in a credit default swap, it would expect at this time to segregate assets at least equal to the total amount of required premium payments, plus any prepayment penalties. We are aware that the SEC has been analyzing the segregation requirements for mutual funds using derivatives and that rulemaking on the subject may be forthcoming. In the absence of staff guidance or rulemaking on the subject, we do not believe it is prudent to include our internal segregation policies in our disclosure. Accordingly, we respectfully decline to modify the disclosure as suggested.

2. All funds

"Trustees and Officers" (SAIs)

"Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

Fidelity Aberdeen Street Trust (File Nos. 033-43529 and 811-06440), Post-Effective Amendment No. 68; Fidelity Boylston Street Trust (File Nos. 002-76309 and 811-03407), Post-Effective Amendment No. 52

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In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

3. Strategic Advisers Multi-Manager 2005 Fund, Strategic Advisers Multi-Manager 2010 Fund, Strategic Advisers Multi-Manager 2015 Fund, Strategic Advisers Multi-Manager 2020 Fund, Strategic Advisers Multi-Manager 2025 Fund, Strategic Advisers Multi-Manager 2030 Fund, Strategic Advisers Multi-Manager 2035 Fund, Strategic Advisers Multi-Manager 2040 Fund, Strategic Advisers Multi-Manager 2045 Fund, Strategic Advisers Multi-Manager 2050 Fund, Strategic Advisers Multi-Manager 2055 Fund, Strategic Advisers Multi-Manager 2060 Fund, and Strategic Advisers Multi-Manager Income Fund

"Fund Summary" (prospectuses)

"Fee Table"

Example from Strategic Advisers Multi-Manager Income Fund (Retail Class):

"[X Strategic Advisers, Inc. (Strategic Advisers) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, certain taxes, certain securities lending costs, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed 0.10%. This arrangement will remain in effect through May 31, 2016. Strategic Advisers may not terminate this arrangement before the expiration date without the approval of the Board of Trustees.]"

C: The Staff requests confirmation that the agreement will be filed as an exhibit to the registration statement.

R: As disclosed, this expense reimbursement arrangement will remain in effect for at least a year from the effective date of the prospectuses, but there is no agreement to be filed under Item 28(h). Instead, this particular arrangement is an undertaking made by FMR pursuant to which it is bound in accordance with the disclosure to reimburse certain expenses through the stated date (as compared with a voluntary arrangement, which could be discontinued by FMR at any time).

Fidelity Aberdeen Street Trust (File Nos. 033-43529 and 811-06440), Post-Effective Amendment No. 68; Fidelity Boylston Street Trust (File Nos. 002-76309 and 811-03407), Post-Effective Amendment No. 52

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4. All funds

"Fund Summary" (prospectuses)

"Portfolio Turnover"

"The fund will not incur transaction costs, such as commissions, when it buys and sells shares of underlying Fidelity funds (or "turns over" its portfolio), but it could incur transaction costs if it were to buy and sell other types of securities directly. If the fund were to buy and sell other types of securities directly, a higher portfolio turnover rate could indicate higher transaction costs and could result in higher taxes when fund shares are held in a taxable account. Such costs, if incurred, would not be reflected in annual operating expenses or in the example and would affect the fund's performance."

C: The Staff requests we disclose that underlying funds will incur transaction costs.

R: We believe the disclosure included in the prospectuses is consistent with Item 3 of Form N-1A, which requires that we disclose the relationship between a fund's transaction costs and a fund's portfolio turnover rate. The transaction costs of the underlying funds the funds may invest in have no bearing on a fund's portfolio turnover rate. Accordingly, we have not revised our portfolio turnover disclosure.

5. All funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff requests that we disclose the market capitalization policy for each fund.

R: The funds do not have a principal investment strategy of investing in securities of companies with a particular market capitalization. Accordingly, we have not modified disclosure.

6. All funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff requests that we disclose the maturity policy and credit quality for each fund's debt securities.

R: The funds do not have a principal investment strategy of investing in companies with securities of a specific average credit quality or securities of a company with a particular maturity. Accordingly, we have not modified disclosure.

7. All funds

"Fund Summary" (prospectuses)

"Principal Investment Risks"

Fidelity Aberdeen Street Trust (File Nos. 033-43529 and 811-06440), Post-Effective Amendment No. 68; Fidelity Boylston Street Trust (File Nos. 002-76309 and 811-03407), Post-Effective Amendment No. 52

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"Subsidiary Risk. Investment in an unregistered subsidiary is not subject to the investor protections of the Investment Company Act of 1940 (1940 Act) and is subject to the risks associated with investing in derivatives and commodity-linked investing in general. Changes in tax and other laws could negatively affect investments in the subsidiary."

C: The Staff would like us to disclose in the "Principal Investment Strategies" section that the funds invest in a subsidiary organized under the laws of the Cayman Islands.

R: The funds do not have a principal investment strategy of investing in subsidiaries organized under the laws of the Cayman Islands. Each fund's principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. We have included "Subsidiary Risk" to the extent that an underlying fund invests in Cayman subsidiaries, which would expose the funds to subsidiary risk. Notwithstanding the foregoing,  based on the funds' allocation to underlying funds as of 3/31/15, we have deleted "Subsidiary Risk" from the "Principal Investment Risks" section in each fund summary.

8. All funds

"Fund Summary" (prospectuses)

"Principal Investment Risks"

C: The Staff requests that we add the following principal investment strategies to correspond with the related risks: emerging markets strategy (Foreign Exposure Risk), derivatives and commodity-linked investing strategies (Subsidiary Risk), junk bond strategy (Issuer-Specific Changes Risk), leverage and short sales strategies (Leverage Risk), growth investing strategy (Growth Investing Risk), value investing strategy (Value Investing Risk).

R: Each fund's principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Each fund's principal investment risks disclosure corresponds to each fund's exposure to specific underlying funds as of a certain date. Because the funds do not have a principal investment strategy to invest directly in emerging markets stocks, derivatives and commodities, junk bonds, leverage and short sale strategies, growth investing and value investing strategies, but rather invest in underlying funds that may have exposure to such securities, instruments or strategies, we respectfully decline to include this disclosure in the principal investment strategy section and will continue to reflect the appropriate risk disclosure according to each fund's exposure to such instruments through underlying funds.

9. All funds

"Fund Summary" (prospectuses)

"Purchase and Sale of Shares"

"The price to buy one share is its net asset value per share (NAV). Shares will be bought at the NAV next calculated after an order is received in proper form."

C: The Staff requests that we remove any information that does not conform with Items 6(a) and 6(b).

R: We believe the disclosure at issue is consistent with the purchase and sale information required by Item 6(a) and 6(b). Accordingly, we have not modified disclosure.

10. All funds (except Fidelity Advisor Freedom Income Fund, Fidelity Freedom Income Fund, Fidelity Freedom K Income Fund, and Strategic Advisers Multi-Manager Income Fund)

Fidelity Aberdeen Street Trust (File Nos. 033-43529 and 811-06440), Post-Effective Amendment No. 68; Fidelity Boylston Street Trust (File Nos. 002-76309 and 811-03407), Post-Effective Amendment No. 52

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"Fund Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff requests that we add a "glide path" to the "Principal Investment Strategies" section of the "Fund Summary."

R: Consistent with updates made to other recent Fidelity Freedom Fund registration statements, each fund's fund summary will include the glide path in the "Principal Investment Strategies" section.

11. All funds (except Fidelity Advisor Freedom Income Fund, Fidelity Freedom Income Fund, Fidelity Freedom K Income Fund, and Strategic Advisers Multi-Manager Income Fund)

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

Investment Objective:

Example from Fidelity Freedom 2005 Fund:

"The fund seeks high total return until its target retirement date. Thereafter the fund's objective will be to seek high current income and, as a secondary objective, capital appreciation."

Example from Fidelity Advisor Freedom 2005 Fund:

"The fund seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond."

Principal Investment Strategies:

"Strategic Advisers, Inc. (Strategic Advisers) may continue to seek high total return for several years beyond the fund's target retirement date in an effort to achieve the fund's overall investment objective."

C: The Staff believes that the first bullet in the "Principal Investment Strategies" section contradicts each fund's investment objective and requests that we revise one of the statements so they match.

R: We believe the first bullet in the "Principal Investment Strategies" section is consistent with each fund's objective of seeking capital appreciation, or in the case of the Advisor Freedom Funds, high total return, beyond each fund's target retirement date. Accordingly, we have not modified disclosure.

12. Fidelity Advisor Freedom Income Fund

"Investment Summary" (prospectus)

"Investment Objective"

"The fund seeks high total return with a secondary objective of principal preservation."

C: The Staff notes that the fund's objective should include income.

R: We believe the fund's objective is appropriate and consistent with its name given the different types of underlying funds in which it invests. While the fund's allocation emphasizes underlying bond and short-term funds with income-oriented objectives (approximately 76%), we note that the fund also invests in underlying equity funds (approximately 24%).

Fidelity Aberdeen Street Trust (File Nos. 033-43529 and 811-06440), Post-Effective Amendment No. 68; Fidelity Boylston Street Trust (File Nos. 002-76309 and 811-03407), Post-Effective Amendment No. 52

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13. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.